United States securities and exchange commission logo





                            March 15, 2022

       Michael Sonnenshein
       Chief Executive Officer
       Grayscale Digital Large Cap Fund LLC
       290 Harbor Drive, 4th Floor
       Stamford, CT 06902

                                                        Re: Grayscale Digital
Large Cap Fund LLC
                                                            Amendment No. 5 to
Registration Statement on Form 10-12G
                                                            Filed February 4,
2022
                                                            File No. 000-56284

       Dear Mr. Sonnenshein:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amended Form 10 filed February 4, 2022

       General

   1. Refer to your responses to comment 1 of our letter dated June 10, 2021 and related comments. While we do
not have any further comments at this time regarding your
                                                        responses, please
confirm your understanding that our decision not to issue additional comments should not be
interpreted to mean that we either agree or disagree with your responses, including
any conclusions you have made, positions you have taken and
                                                        practices you have
engaged in with respect to this matter.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              You may contact Becky Chow at 202-551-6524 or John Spitz at 202-551-3484 if you
       have questions regarding comments on the financial statements and related matters. Please
 Michael Sonnenshein
Grayscale Digital Large Cap Fund LLC
March 15, 2022
Page 2

contact John Dana Brown at 202-551-3859 or Justin Dobbie at 202-551-3469 with any other questions.



FirstName LastNameMichael Sonnenshein                   Sincerely,
Comapany NameGrayscale Digital Large Cap Fund LLC
                                                        Division of Corporation
Finance
March 15, 2022 Page 2                                   Office of Finance
FirstName LastName